UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0116 Expires: March 31, 2000 Estimated average burden hours per response. . 9.90
Washington, D.C. 20549
FORM 6K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2008

IMPERIAL TOBACCO GROUP PLC

(Translation of registrant’s name into English)

Upton Road, Bristol BS99 7UJ, England

(Address of principle executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes   ☐   No   ☒

Attached to this 6-K are the following items:

Exhibit

99.1	Director / PDMR Shareholding – June 2, 2008
99.2	Result of Equity Issue – June 12, 2008
99.3	Issue of Equity – June 12, 2008
99.4	Holding(s) in Company – June 12, 2008
99.5	Director / PDMR Shareholding – June 17, 2008
99.6	Document regarding Interim Results – June 18, 2008
99.7	Director / PDMR Shareholding – June 18, 2008
99.8	Integration Update – June 19, 2008
99.9	Director / PDMR Shareholding – June 20, 2008
99.10	Directorate Change – June 25, 2008
99.11	Director / PDMR Shareholding – June 26, 2008
99.12	Director / PDMR Shareholding – June 30, 2008
99.13	Director Declaration – June 30, 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IMPERIAL TOBACCO GROUP PLC
(Registrant)

Date	July 1, 2008	By	/s/ TREVOR WILLIAMS
Trevor Williams
Deputy Company Secretary